UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-SA

☒ SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

XY Labs, Inc.

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

740 13th Street #224 San Diego, California 92101

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Unless otherwise noted or the context indicates otherwise, as used in this Semi-Annual Report on Form 1-SA, the terms “we,” “us,” “our”, “XY Labs” and the “Company” refer to XY Labs, Inc., a Delaware corporation, and its subsidiaries taken as a whole.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semi-Annual Report on Form 1-SA includes forward-looking statements, which reflect the Company’s current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Semi-Annual Report on Form 1-SA and are subject to a number of risks, uncertainties and assumptions described under the sections in this Semi-Annual Report on Form 1-SA entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Semi-Annual Report on Form 1-SA. Forward-looking statements may be identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management and which speak only as of the date of this Semi-Annual Report on Form 1-SA.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Semi-Annual Report on Form 1-SA, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and readers are cautioned not to unduly rely upon these statements.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, and you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements in this Semi-Annual Report on Form 1-SA may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

Moreover, we operate in an evolving environment. Projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the Company for the six months ended June 30, 2025. You should read this discussion together with the financial statements, related notes and other financial information included in this Semi-Annual Report on Form 1-SA. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Semi-Annual Report on Form 1-SA and in the Company’s other filings with the Securities and Exchange Commission (the “SEC”), and are based upon judgments concerning various factors that are beyond the Company’s control. These risks could cause the Company’s actual results to differ materially from any future performance suggested below. This discussion includes Non-GAAP financial measures. For information about these measures, see the disclosure under the caption “Non-GAAP Financial Measures".

General Overview

XY Labs is a corporation organized under the laws of the State of Delaware. The Company was originally organized as a Delaware limited liability company in June 2012 under the name Ength Degree LLC. On May 27, 2016, the Company converted to a Delaware corporation and changed its name to XY – the Findables Company. On November 9, 2018, the Company changed its name to XY – The Persistent Company. On May 4, 2021, the Company changed its name to XY Labs.

The Company was originally formed for building geolocation hardware and software along with online platforms to manage and integrate data from its technology. Today, the Company develops, designs, and sells consumer products and applications, enterprise software and data integration services solutions and blockchain and cryptographic technologies and services.

XYO Foundation is a California corporation and a wholly owned subsidiary of the Company. The primary objectives of XYO Foundation include: (i) providing software and technical documentation for public benefit, (ii) offering services and support to various like-minded software project communities consisting of individuals contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets, such as trademarks, source code, and technical papers.

XYO Network

The XYO Network is designed to provide a secure, decentralized platform for recording and verifying data, including geospatial data. Its primary purpose is to ensure data from various sources - such as smart devices, sensors, and other hardware - is validated in a trustless manner through a network of decentralized location oracles.

Initially, the XYO Network was implemented on disparate cryptographic systems. This early implementation allowed the Company to establish a reliable foundation for decentralized geospatial and other data validation. Originally referred to as "XYO 2.0," these initial systems demonstrated the feasibility of the decentralized oracle concept and facilitated early-stage development and network testing.

In April 2025, the Company launched the beta of its proprietary Layer One blockchain, a purpose-built infrastructure designed to enhance the XYO Network's capabilities in secure, tamper-resistant data verification across various applications. This Layer One blockchain introduces the innovative "Proof of Perfect" consensus mechanism, enabling decentralized nodes to efficiently collect and validate data without processing the entire chain history, thereby improving scalability and reducing energy consumption. This can happen on demand or otherwise.

The development of Layer One marks a significant milestone in the Company's strategy to monetize its decentralized data verification infrastructure. By providing a robust platform for third-party developers and enterprise partners, the Company aims to facilitate the creation of decentralized applications and integrations that require transparent and verifiable data. Potential business use cases include fraud prevention, digital identity verification, supply chain transparency, insurance claims validation, AI training, data processing and other processes that demand high data integrity.

Revenue generation is targeted through token-based access to the network, usage-based fees via APIs and smart contracts, and enterprise-level integrations. The Company is also pursuing strategic B2B partnerships to embed its data verification capabilities into external platforms and enterprise workflows, with the aim of monetization through licensing agreements, infrastructure-as-a-service models, and custom smart contract deployments tied to transaction volume and verification logic.

In response to operational requirements and the need for enhanced performance, the Company has evolved its network into a proprietary native XYO Layer One blockchain solution. This new platform specifically:

•	Securely records geospatial and other data by employing advanced cryptographic protocols to maintain data integrity and protect against tampering.

•	Enhances scalability and performance by offering higher transaction throughput and reduced dependency on third-party networks.

•	Maintains decentralized validation by ensuring that location proofs continue to be verified through an interconnected network of devices without relying on a central authority.

This evolution from XYO 2.0 into the current Layer One blockchain solution represents a strategic advancement, focusing on broader scalability, security, and efficiency while maintaining the core principles of decentralization and trustless oracle-based validation.

Introduction of Layer One and Dual-Token System

In April 2025, XY Labs announced the introduction of the XYO Layer One blockchain, an expansion of the XYO Network that features a dual-token functionality comprising the existing $XYO token and the newly announced XL1 token. The XYO token continues to serve as the primary utility token within the ecosystem, while the XL1 token operates as a gas token, facilitating transactions and smart contract operations on the XYO Layer One blockchain.

This strategic initiative is intended to enhance the network’s operational capabilities, support network scalability, and enable broader application of the XYO Network technology. The introduction of the XYO Layer One blockchain is expected to strengthen the Company’s market position and facilitate new growth opportunities.

Layer One and XL1 Service Agreement

To support the decentralized development and governance of the XYO Layer One protocol, a legally independent, non-profit entity, the Comprehensive Blockchain Initiative Foundation (the 'Foundation'), was established in Panama. The Company has entered into a formal service agreement with the Foundation to act as the primary technology provider for the new network.

Under the terms of the agreement, the Company provides the research, development, and technical services necessary to build, launch, and maintain the XYO Layer One blockchain and its native token, XL1. This contractual relationship establishes the Foundation as the independent steward of the ecosystem, while defining the Company's role as its primary technology provider. This structure ensures a clear separation between the Company’s for-profit development activities and the Foundation’s non-profit mission.

In consideration for these services, the Foundation compensates the Company, and this compensation may be settled in USD, other currencies, or crypto assets, including XL1 tokens. This arrangement constitutes a key revenue stream for our blockchain development operations. In March 2025, the Company generated the first 20 billion XL1 tokens on behalf of the Comprehensive Blockchain Initiative Foundation, as stipulated in the service agreement.

COIN

The COIN mobile application is designed to encourage users to actively participate in the collection and verification of real-world data by offering digital rewards, thus ensuring a continuous stream of accurate and current data.

•	Data Collection and Verification: Users utilize mobile devices to verify real-world data, particularly through claiming digital location tiles within COIN. Additional data-centric tasks are included to promote lifestyle activities, such as physical and mental exercise, and location discovery (e.g., POI discovery and validation).

•	Incentive Mechanism: Users earn digital rewards (in-app coins) for participating in various verification tasks. Collected coins can be redeemed for physical products and crypto assets. Premium subscriptions are available, offering users increased coin collection rates per tile, reduced cooldown periods, and additional features.

•	Integration with eXtension Devices: COIN supports integration with Bluetooth Low Energy (BLE) and Near-Field Communication (“NFC”) versions of the XYO Sentinel, referred to as SentinelX devices. The XYO BridgeX is also supported as an eXtension device for home-based verification tasks.

•	Social Interaction and Gamification: COIN emphasizes social interactions and gamification to enhance user satisfaction, utility, and ongoing engagement.

•	Multiple Use Cases: COIN accommodates both routine tracking activities and specialized verification tasks, providing operational and analytical flexibility.

•	XYO Network Integration: The XYO Network functions as the data aggregation and validation layer underpinning COIN, ensuring fraud detection, data processing, and overall data validation to maintain data integrity across the platform.

Competition

XY Labs competes within dynamic sectors, primarily consisting of blockchain protocols for geospatial data verification and consumer-oriented location-based services. Its competitive positioning and associated risks are described below:

A.	Blockchain Protocols for Geospatial and Real-World Data Competitive Landscape

XY Labs was among the pioneers in applying blockchain technology to geospatial and real-world data verification. Our competitors include established Geographic Information System (GIS) providers, which have traditionally relied on centralized architectures, as well as emerging blockchain-based oracle networks that offer decentralized data validation solutions.

Risks and Technological Differentiation: The risk from traditional GIS providers stems from their established market presence and client relationships, potentially hindering XY Labs' market penetration. Emerging blockchain competitors pose a risk through rapid innovation and market entry, potentially reducing our first-mover advantage. XY Labs addresses these risks by transitioning to the proprietary XYO Layer One blockchain, aiming to differentiate from its competitors through:

•	Improved scalability and performance, overcoming the limitations of third-party blockchain dependencies.

•	Enhanced security and customized data validation capabilities, critical for maintaining trust in verified data.

•	Specialized architecture optimized for handling extensive and complex location verification tasks.

B.	Consumer-Facing Location-Based Services Competitive Landscape

The market for consumer-focused location services is crowded, with many companies providing basic tracking, navigation, and data collection features. These competitors often utilize centralized systems and may not prioritize robust data verification.

Risks and Differentiation through COIN: The primary risk in this sector arises from established consumer applications with significant user bases and brand recognition, potentially making market adoption challenging for newer entrants. XY Labs addresses these challenges with COIN, a mobile application uniquely combining precise data collection with user incentives. This strategy promotes active engagement and higher-quality data collection, thus strengthening user loyalty and data reliability.

C.	Integrated Ecosystem Approach Competitive Landscape

Most market participants typically focus on a single service—either secure blockchain-based data verification or consumer-oriented tracking and navigation services. Few competitors currently offer a fully integrated ecosystem combining decentralized data verification and consumer engagement.

Risks and Strategic Mitigation: The risk here is that competitors may evolve to create similar comprehensive ecosystems, potentially eroding the Company’s unique value proposition. To mitigate this, XY Labs has developed an integrated Decentralized Physical Infrastructure Network (DePIN), connecting blockchain-based validation to physical assets (e.g., IoT devices). This integration positions us distinctively to support diverse applications, from enterprise data management to consumer asset tracking, thereby reinforcing our market position against emerging competitors.

Sales and Marketing

Products, services and subscriptions for consumers are mainly sold through in-app purchases, which can be accessed through the Apple Store and Google Play Store, as well as through the Company’s website.

Risk Factors

Our business, financial condition, and operating results are subject to a variety of risks and uncertainties that may materially impact our operations, cash flows, and the market value of our Class A Common Stock. These risks stem from both internal and external factors, including current macroeconomic conditions, regulatory changes, market volatility, and cybersecurity challenges, among others.

Macroeconomic and Geopolitical Risks

•	Economic Uncertainty: Our operations are influenced by global economic conditions such as inflation, interest rate fluctuations, tariffs, and changes in consumer spending. Ongoing inflationary pressures and economic slowdowns could affect capital availability, operating costs, and overall market demand for our technology. Increases in consumer prices and reduced disposable incomes could also limit the adoption of our products and services.

•	Geopolitical Instability: Our business may be adversely impacted by geopolitical events, including trade disputes, tariffs, regional conflicts, and tensions between major economies. These events can disrupt supply chains, increase operational costs, and reduce market confidence. Recent global events, including energy supply concerns and evolving political landscapes, underscore the uncertainty in international markets.

•	International Business and Consumer Sentiment: Our revenue is partly derived from international markets. A decline in international business and consumer sentiment could negatively influence demand, thereby affecting XY Labs' overall business performance and financial results.

Market and Crypto-Specific Risks

•	Crypto Market Volatility: As a technology company with significant blockchain operations, we are exposed to the inherent volatility of crypto markets. Sudden fluctuations in the value of digital assets, liquidity constraints, and shifts in investor sentiment can impact both our operations and the market price of our securities. Instability in crypto markets may also influence user adoption of our network and related services.

•	Technology Transition Risks: Our shift from an Ethereum-based implementation to a proprietary Layer One solution introduces risks associated with technology development and integration. Any delays, technical issues, or unforeseen challenges in deploying our native blockchain platform could adversely affect our operations and competitive position.

Regulatory and Legal Risks

•	Evolving Crypto Regulations: The regulatory environment for blockchain technology and digital assets is rapidly evolving. Changes in U.S. and international regulatory frameworks—ranging from new crypto-focused legislation to increased oversight by financial authorities—could impose additional compliance costs, restrict operations, or limit market access. The potential for stricter enforcement or interpretation of existing securities laws may also affect our ability to operate or raise capital.

•	SEC and Legal Proceedings: XYO and other digital assets have been subject to litigation and investigations by the United States Securities and Exchange Commission (the “SEC”) and others in the past. While XY Labs was not part of any enforcement action, future legal scrutiny in the crypto space may result in future investigations or regulatory challenges.

Operational and Cybersecurity Risks

•	Cybersecurity Threats: As a technology company, and particularly one operating in the blockchain space, we face risks from cybersecurity breaches, data loss, or unauthorized access. Successful cyberattacks could compromise our proprietary technology, disrupt operations, or result in the loss of sensitive data, all of which would have material adverse effects on our business.

•	Supply Chain and Labor Shortages: Global supply chain disruptions, whether due to geopolitical events, pandemics, tariffs, or other factors, can impact the availability and cost of components necessary for our hardware and technology infrastructure. Additionally, labor shortages or disruptions in key talent areas could impede our ability to execute business strategies and technological advancements.

These risk factors, among others, may have a material adverse effect on our business, financial condition, and operating results. While we continuously monitor and attempt to mitigate these risks through strategic planning and robust operational controls, any significant adverse developments could negatively impact our future performance and the trading price of our Class A Common Stock.

Listing of the Company’s Class A Common Stock

The Company’s Class A Common Stock is listed for trading on tZero’s ATS platform under the symbol “XYLB”.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions.

Please refer to Note 2 – Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements for details.

Results of Operations for the six months ended June 30, 2025 and 2024

Net Sales:

Net Sales were $3,223,909 and $4,420,332 in the six months ended June 30, 2025 and 2024, respectively. Net Sales decreased by $1,196,422, or 27.1%, in the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The Company overall reduced its online customer acquisition spend, which led to lower subscription sales. The Company generated revenue of $56,500 with the generation of XL1 tokens for the first time during the six months ended June 30, 2025. For more information please refer to the Notes of the condensed consolidated financial statements.

Cost of Sales:

Cost of Sales were $151,361 and $228,856 in the six months ended June 30, 2025 and 2024, respectively. Cost of Sales decreased by $77,495, or 33.9%, in the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The reduction was due to lower physical product sales and lower related shipping fees, as well a decrease in redeem expenses for physical products and crypto assets which customers can exchanged for in-app coins collected.

Research and Development:

Expenses for Research and Development were $1,022,098 and $988,382 in the six months ended June 30, 2025 and 2024, respectively. Research and Development expenses increased by $33,717, or 3.4%, in the six months ended June 30, 2025 compared to the six months ended June 30, 2024. Research and Development expenses consisted of payroll expenses as well as stock option expenses for employees involved in Research and Development activities. The year-over-year increase is a result of an increase in cash compensation and stock compensation for the employees being tasked with Research and Development activities.

Selling and Marketing:

Expenses for Selling and Marketing were $666,533 and $1,157,688 in the six months ended June 30, 2025 and 2024, respectively. Selling and Marketing expenses decreased by $491,156, or 42.4%, in the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The Company significantly reduced its online advertising spend compared to prior years, which was the main contributor to the year-over-year decrease in this cost category.

General and Administration:

Expenses for General and Administration were $2,223,701 and $2,983,067 in the six months ended June 30, 2025 and 2024, respectively. General and Administration expenses decreased by $759,366, or 25.5%, in the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The decrease was driven by lower payroll expenses, due to lower headcount and reduced average compensation, expenses for applications and payment processing.

Realized Gain:

Realized Gain was $225,052 and $554,097 in the six months ended June 30, 2025 and 2024, respectively. Realized gains decreased by $329,045. Realized gains are driven by the difference between crypto asset book value and realized market value.

Impairment Expense:

The Company recognized Impairment Expenses of $107,398 and $202,409 for the six months ended June 30, 2025 and 2024, respectively. Impairment expenses related to the crypto assets the Company held. Impairment expenses are recorded when the market value of these assets is lower than the recorded book value. While in 2024, the Company accounted for all its crypto assets in that way, beginning 2025 only self-created XYO tokens are recorded as intangible assets. All other crypto assets are recorded at market value and changes in the value recorded as unrealized gains and losses.

Unrealized Gains, net:

For the six months ended June 30, 2025, the Company recognized Unrealized Gains, net, of $63,105 on its in-scope crypto asset holdings. This is a direct result of the Company's adoption of ASU 2023-08, effective January 1, 2025, which requires the remeasurement of certain crypto assets (excluding the Company's native XYO token) to fair value at the end of each reporting period, with changes recognized in net income.

This accounting treatment was not applicable in the comparative 2024 period. Prior to adoption, these assets were measured at cost less impairment, where only decreases in fair value below the carrying amount were recognized as impairment charges, and gains were recognized only upon realization.

Other Expenses, net:

Other Expenses, net were ($297,354) and $5,469 in the six months ended June 30, 2025 and 2024, respectively. The decreased spending was mostly due to lower crypto-related transactions fees, which were the main driver of other expenses in both years.

Non-GAAP Financial Measures

To supplement the Company’s financial information, which is prepared and presented in accordance with GAAP, the Company uses the following non-GAAP financial measures: EBITDA and Adjusted EBITDA. EBITDA stands for earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is EBITDA as further adjusted for provisional liability expenses as well as non-recurring and non-operational expenses.

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision-making and for comparable period-to-period comparison purposes. The Company’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain items that may not be indicative of the Company’s recurring core business operating results. The Company’s management uses its judgement to identify items it deems not indicative of the Company’s recurring core business results. The calculation of these non-GAAP financial measures may differ from the calculation of similarly titled non-GAAP measures reported by other companies. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

To reconcile from Net loss to EBITDA, the Company excludes all depreciation and impairment charges as the Company does not consider these charges as operationally driven expenses, which is why they are excluded in the financial performance assessment. In calculating Adjusted EBITDA, the Company further excludes all expenses related to provisional liabilities, non-recurring expenses and non-operational income and expenses. While the Company acknowledges that expenses related to provisional liabilities, non-recurring expenses and non-operational income and expenses were incurred, the Company does not consider such items to be reflective of the Company’s operational performance on a period over period basis. Provisional liability expenses were incurred to set up provisional liabilities under GAAP. Non-recurring and non-operational expenses and income relate to expenses and income that the Company did not expect to occur again or that the Company did not consider part of the business operations. The Company uses its judgement to identify relevant transactions. Management excludes these items when reconciling Adjusted EBITDA for improved comparison of operational performance year over year.

The following table provides a reconciliation from Net loss to Adjusted EBITDA:

	For the six months ended
	June 30, 2025	June 30, 2024
Net income/(loss)	$(371,057)	$(610,290)
Added:
Interest expense, net	8,054	9,049
Dividend income	(10,968)	(16,235)
Tax expense, net	1,255	9,798
Impairment expense	107,398	202,409
Depreciation and amortization expense	33,415	54,140
EBITDA	$(209,897)	$(351,129)
Added:
Stock option related expenses	665,652	646,449
Increase of provisional liabilities	–	33,057
Other non-operational expenses	180,249	92,370
Deducted:
Release of provisional liabilities	(172,364)	(614)
Crypto related other income	(235,660)	(135,543)
Other non-operational income	(104,635)	–
Adjusted EBITDA	$101,388	$284,589

The Company reported a positive Adjusted EBITDA of $101,388 and a positive Adjusted EBITDA of $284,589 for the six months ended June 30, 2025 and 2024, respectively. The decrease of $407,934 year over year was mainly attributable to a lower gross profit, driven by overall lower sales. Please refer to the section titled “Results of Operations for the six months ended June 30, 2025 and 2024” for more details.

Liquidity and Capital Resources

The Company’s working capital deficiency was as follows:

	As of
	June 30, 2025	December 31, 2024
Current assets	$1,823,998	$2,114,545
Current liabilities	$(4,372,810)	$(4,625,179)
Net working capital / (deficiency)	$(2,548,812)	$(2,510,634)

Net Working Capital Deficiency increased by $38,178, or 1.5%, from December 31, 2024, to June 30, 2025. The primary changes in current assets were the decrease in accounts receivable by $225,498 and payment processor receivables by $51,230. The decrease reflected overall lower sales in 2025 compared to 2024. The primary factor driving the decrease in current liabilities was other current liabilities decreasing by $155,735, mainly due to a decrease in the Company’s COIN provisional liability. Another main contributor was the decrease of the Company’s accounts payable and accrued expenses by $68,925.

Please refer to the Notes to the Consolidated Financial Statements for more details.

Cash Flow from operating activities:

Net cash provided by Operating Activities was $179,082 and net cash provided by Operating Activities was $675,124 in the six months ended June 30, 2025 and 2024, respectively. Net cash provided by Operating Activities decreased by $496,042 in the six months ended June 30, 2025, compared to 2024. The change was driven mainly by non-cash crypto revenue and income, in parts compensated through a decrease in receivables.

Cash Flow from investing activities:

Net cash used by Investing Activities was $170,000 in the twelve months ended December 31, 2024, as compared to Net Cash used of $556,000 by Investing Activities in the six months ended June 30, 2024. Net cash used in Investing Activities decreased by $386,000 in the twelve months ended June 30, 2025, compared to the same period in 2024. The Company reduced its crypto asset purchases compared to prior year.

Cash Flow from financing activities:

Net cash used in Financing Activities was $6,567 in the twelve months ended June 30, 2025, as compared to net cash of $5,573 used in Financing Activities in the six months ended June 30, 2024. Net cash used in Financing Activities increased by $994 in the six months ended June 30, 2025, compared to the same period in 2024. The increase is related to higher repayment of the SBA loan.

Liquidity and Capital Resources:

As of June 30, 2025, the Company had cash and cash equivalents totaling $877,071, alongside total net receivables of $714,654. Together, these balances provide the Company with financing to support its current operations.

Despite these positive developments, the Company has a history of net losses and may continue to incur operating losses over the next twelve months or longer. Given this, the Company continues to actively monitor its financial position. Receivables, which form a key part of the Company’s working capital, play an important role in maintaining liquidity, but any delays or fluctuations could adversely affect cash flow.

Market conditions and broader macroeconomic events, including crypto market volatility and changes in interest rates, could also impact the Company’s operations and its ability to raise additional funds. If necessary, the Company may seek future funding through equity or debt financing. If the Company is unable to raise additional capital when required, this could negatively impact its financial condition and ability to pursue its business strategies and continue operations.

Due to the Company’s financial performance and liquidity challenges, there is substantial doubt about its ability to continue as a going concern for the next twelve months. Management is committed to taking appropriate actions, including exploring financing solutions if needed, to address any liquidity shortfalls and ensure the sustainability of the business.

Properties

Our headquarters offices are located at 740 13th Street #224, San Diego, California 92101, for which the Company entered a lease agreement that commenced on July 1, 2024. The lease agreement ends on June 30, 2027. The monthly lease payment for this office location was $3,638 for the first twelve months following the lease commencement and increased to $3,765 beginning July 1, 2025.

Trend Information

Crypto Market Environment

As a company offering crypto-powered applications, the Company’s performance is tied to the overall health of the crypto market. Heightened interest in the crypto market generally translates to a larger pool of interested users for the Company’s products and services. Following recent developments in the U.S. regulatory landscape, the Company has increased confidence in continued growth in crypto related businesses domestically and internally.

Sales

During the six months ended June 30, 2025, while the consumer-facing application COIN remained the Company’s primary revenue driver, the Company also established a new revenue stream from blockchain development services related to the XYO Layer One protocol.

Of the total net sales for the period, the primary drivers were related to the COIN application, with subscription sales of approximately $1,559,669 (48.4%), engagement partner sales of approximately $1,009,214 (31.3%), and other sales (products and services) accounting for 18.5%. In addition, revenue from the Layer One service agreement accounted for $56,500 (1.8%) of total net sales.

The establishment of revenue from development services for the XYO Network Layer One is a key part of the Company's strategy and a further commitment to the continuous evolution of the XYO Network and its application. The Company intends to further increase its operational efforts to grow the XYO and COIN business and user base, and to further build up the interoperability between the XYO Network and COIN. The application enables users to easily collect crypto assets and other products through the ability to redeem in-app coins. The Company expects that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and further engagement.

Item 6. OTHER INFORMATION

None.

Item 7. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

XY Labs, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$877,071	$874,557
Receivables from payment processors	306,653	357,883
Accounts receivable, net of allowance for credit losses of $62,620 and $78,405	408,001	633,499
Inventory, net	232,273	248,606
Total current assets	1,823,998	2,114,545
Crypto assets	1,349,968	1,176,571
Crypto pools	322,284	197,020
Crypto loans granted	376,180	291,089
Property and equipment, net	26,203	32,221
Right of use asset, net	90,404	113,005
Prepaid expenses and other assets	97,395	97,437
Total assets	$4,086,432	$4,021,886
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$281,402	$350,327
Stock payable	1,391,760	1,391,760
Operating lease liability, current portion	36,366	44,420
Deferred revenue	79,615	99,270
Other current liabilities	2,583,667	2,739,402
Total current liabilities	4,372,810	4,625,179
Operating lease liability, net of current portion	55,750	69,449
Notes payable	468,754	475,321
Total liabilities	4,897,314	5,169,949
Commitments and contingencies (Refer to Notes 2 and 13)
Stockholders' deficit:
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at June 30, 2025 and December 31, 2024.
Class B Common Stock; $0.0001 par value; 40,000,000 shares authorized at June 30, 2025 and 40,000,000 shares authorized at December 31, 2024; 31,839,816 shares issued and outstanding at June 30, 2025 and 31,839,816 shares issued and outstanding at December 31, 2024.	3,183	3,183
Class A Common Stock; $0.0001 par value; 90,000,000 shares authorized at June 30, 2025 and 90,000,000 shares authorized at December 31, 2024; 12,449,867 shares issued and outstanding at June 30, 2025 and 12,449,867 shares issued and outstanding at December 31, 2024.	1,245	1,245
Additional paid-in capital	26,008,007	25,341,554
Accumulated deficit	(26,823,319)	(26,494,045)
Total stockholders’ deficit	(810,885)	(1,148,063)
Total liabilities and stockholders' deficit	$4,086,432	$4,021,886

See accompanying notes to condensed consolidated financial statements.

F-2

XY Labs, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the six months ended
	June 30, 2025	June 30, 2024
Sales	$3,223,909	$4,420,332
Cost of sales	(151,361)	(228,856)
Gross profit	3,072,548	4,191,476
Operating expenses:
Research and development	1,022,098	988,382
Selling and marketing	666,533	1,157,688
General and administrative	2,223,701	2,983,067
Total operating expenses	3,912,332	5,129,137
Loss from operations	(839,784)	(937,662)
Other income (expense)
Impairment expense	(107,398)	(202,409)
Realized gain	225,052	554,097
Unrealized gains, net	63,105	-
Interest expense, net	(8,130)	(9,049)
Other income, net	297,354	(5,469)
Total other income (expense)	469,983	337,170
Loss before tax (expense)	(369,801)	(600,492)
Tax expense	1,255	9,798
Net loss	$(371,057)	$(610,290)

See accompanying notes to condensed consolidated financial statements.

F-3

XY Labs, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Class B Common Stock		Class A Common Stock		Additional paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2023	32,282,712	$3,229	12,006,846	$1,199	$24,021,019	$(26,178,692)	$(2,153,245)
Stock-based compensation	–	–	–	–	646,449	–	646,449
Net loss	–	–	–	–	–	(610,291)	(610,291)
Balance at June 30, 2024	32,282,712	$3,229	12,006,846	$1,199	$24,667,469	$(26,788,982)	$(2,117,087)

Balance at December 31, 2024	31,839,816	$3,183	12,449,867	$1,245	$25,341,554	$(26,494,045)	$(1,148,063)
Stock-based compensation	–	–	–	–	665,652	–	665,652
Token-based compensation					18,315	–	18,315
Settlement of vested XL1 token awards					(17,515)		(17,515)
Retained Earnings Crypto Adjustment						41,784	41,784
Net loss	–	–	–	–	–	(371,057)	(371,057)
Balance at June 30, 2025	31,839,816	$3,183	12,449,867	$1,245	$26,008,007	$(26,823,318)	$(810,885)

See accompanying notes to condensed consolidated financial statements.

F-4

XY Labs, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended
	June 30, 2025	June 30, 2024
Operating activities:
Net loss	$(371,057)	$(610,291)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	10,814	54,140
Loss from the sale of assets	–	13,661
Crypto earned through services	(56,500)
Impairments of crypto assets	107,398	202,409
Realized gain on crypto assets	(109,450)	(78,882)
Unrealized crypto asset gains, net	63,105	–
Stock based compensation expense	665,652	646,449
Token based compensation expense	18,387	24,842
Allowances for credit losses	(15,785)	–
Non-cash crypto income	(400,689)	(136,309)
Non-cash crypto expenses	290,122	190,349
Changes in assets and liabilities:
Receivables from payment processors	51,230	117,960
Accounts receivable	225,498	14,924
Inventory	16,333	646
Prepaid expenses and other assets	(49,908)	(10,866)
Accounts payable and accrued expenses	(68,925)	278,660
Deferred revenue	(19,655)	(23,271)
Operating lease liability	(21,753)	(42,354)
Other current liabilities	(155,735)	33,057
Net cash provided by operating activities	179,082	675,124
Investing activities:
Investments in crypto assets	(261,720)	(556,000)
Proceeds from the sale of crypto assets	91,720	–
Net cash used in investing activities	(170,000)	(556,000)
Financing activities:
Payments on note payable	(6,567)	(5,573)
Net cash used in financing activities	$(6,567)	$(5,573)
Net decrease in cash and cash equivalents	2,514	113,551
Cash and cash equivalents, beginning of year	874,557	925,856
Cash and cash equivalents, end of year	$877,071	$1,039,407

Supplemental disclosures of cash flow information:
Interest paid	$8,054	$9,094
Taxes paid	$23,261	$13,123

See accompanying notes to condensed consolidated financial statements.

F-5

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business

XY Labs, Inc. (the “Company”) is a corporation organized under the laws of the State of Delaware. The Company was originally formed as a limited liability company in June 2012. On May 27, 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, the Company changed its name to XY – The Persistent Company. The Company changed its name to XY Labs, Inc. on May 4, 2021.

The XYO Foundation is a wholly owned subsidiary of the Company and a California corporation. The primary objectives of XYO Foundation include (i) providing software and technical documentation for the XYO Network, (ii) offering services and support to like-minded software project communities contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets. The XYO Foundation had no operational activities, assets or liabilities in the six months ended June 30, 2025 and 2024.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Presentation and Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the XYO Foundation. All material intercompany accounts and transactions have been eliminated during the consolidation process.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options issued, fair value of services received, the Company’s liability for activity in the COIN app, evaluation of intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Crypto Accounting Policy

The Company holds various crypto assets as part of its operations. The accounting for these assets is based on their specific nature and is governed by U.S. Generally Accepted Accounting Principles (U.S. GAAP), including the recent Accounting Standards Update (ASU) 2023-08.

Adoption of New Guidance (ASU 2023-08)

On December 13, 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60), which establishes new guidance for certain crypto assets. The Company adopted this standard effective January 1, 2025.

Upon adoption, the Company reclassified its third-party crypto assets from the cost-less-impairment model to the new fair value model. The cumulative effect of this change was recorded as an adjustment to the opening balance of retained earnings. This adjustment was equal to the difference between the carrying amounts of the in-scope crypto assets under the prior impairment model and their fair values at the adoption date. The adoption had no impact on the accounting for the Company's native XYO Tokens, liquidity pool positions, or crypto loans granted, as these assets remain outside the scope of ASU 2023-08.

F-6

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Accounting for In-Scope Crypto Assets

The new guidance applies to third-party crypto assets held by the Company, such as Bitcoin and Ethereum, that meet the scope criteria of ASU 2023-08. These assets are recorded on the Company’s balance sheet when purchased or otherwise acquired. Initially measured at cost, they are subsequently remeasured at fair value each reporting period in accordance with ASC 820.

Fair Value Measurement

Changes in fair value are recognized in unrealized gains and unrealized losses. Fair value is determined using quoted prices for the held crypto assets as of the balance sheet date.

Accounting for Out-of-Scope Crypto Assets and Activities

Certain crypto assets and related activities fall outside the scope of ASU 2023-08 and are accounted for under other U.S. GAAP, primarily as indefinite-lived intangible assets under the cost-less-impairment model.

•	Self-Created Native Tokens: The Company’s native XYO Token is a self-created intangible asset. In accordance with ASU 2023-08, crypto assets created or issued by the reporting entity are not within the scope of the new fair value guidance. XYO Tokens that the Company issued were initially not recognized as assets on the balance sheet, resulting in a cost basis of $0. When the Company repurchases its own XYO Tokens from the open market, these holdings also remain out of scope. Accordingly, any repurchased XYO Tokens are accounted for under ASC 350 as indefinite-lived intangible assets, carried at their acquisition cost, and subject to periodic impairment testing. Impairment exists when the carrying amount of the asset exceeds its fair value. An impairment loss is recognized for the difference, which establishes a new, lower cost basis. Subsequent reversals of impairment losses are not permitted.

•	Crypto Liquidity Pools: The Company's participation in decentralized finance (DeFi) liquidity pools is accounted for outside the scope of ASU 2023-08. When the Company contributes crypto assets to a pool, it typically receives liquidity provider (LP) tokens in return, which represent a claim on the underlying assets within that pool. Because these LP tokens provide the holder with enforceable rights or claims on other crypto assets, they fail to meet a key scope criterion of ASU 2023-08 and are therefore excluded from the fair value model. Consequently, the Company continues to account for its positions in liquidity pools as indefinite-lived intangible assets under the cost-less-impairment model of ASC 350. Crypto assets contributed to a pool are added to the cost basis of the pool position at their carrying value at the time of contribution. When assets are withdrawn, the cost basis of the pool position is relieved based on the cost basis of the crypto originally added. Any fees or rewards earned from the pool are recognized as income at their fair market value when they are withdrawn from the pool and become available to the Company.

•	Crypto Loans Granted: The Company may grant loans to third parties that are denominated in crypto assets. These arrangements are considered out of scope for ASU 2023-08 because a loan receivable provides the Company with an enforceable right to, or claim on, other assets (the repayment from the borrower), which is an explicit scope exclusion. Accordingly, crypto loans that the Company grants are reported at cost, less any necessary impairment allowances.

Transition Impact of ASU 2023-08

The adoption of ASU 2023-08 is applied on a modified retrospective basis, requiring a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the fiscal year of adoption. Accordingly, on January 1, 2025, the Company recorded an adjustment for its in-scope crypto assets to reflect the transition from the historical cost-less-impairment model to the new fair value model. This resulted in a net increase to the opening balance of retained earnings of $41,784, representing the difference between the carrying value of these assets under the prior accounting guidance and their fair market value on the date of adoption. The adoption had no impact on the accounting for the Company's native XYO Tokens, liquidity pool positions, or crypto loans granted, as these assets remain outside the scope of ASU 2023-08.

F-7

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company’s total cash balance was $877,071 as of June 30, 2025, of which $359,880 was uninsured. The Company has not experienced any losses in such accounts, nor does the Company believe it is exposed to any significant credit risk with respect to its cash and cash equivalents.

In addition to cash holdings, the Company holds significant receivables from payment processors. These balances represent amounts collected by third-party processors on behalf of the Company but not yet remitted. While this introduces an additional concentration of credit risk - particularly if any processor were to default or delay payment -the Company monitors these relationships closely. As of the reporting date, the payment processors used have demonstrated timely remittance patterns and no signs of business weakness or financial instability. Nevertheless, the Company recognizes that any disruption in this area could pose a financial risk.

Concentrations of Customers, Vendors and Suppliers

The Company had no vendor concentration during the six months ended June 30, 2025. The Company did not purchase any hardware related to its COIN product business and only purchased packaging materials in immaterial amounts. In addition, the Company purchased COIN redeem items, however those were purchased through various e-commerce platforms, with no vendor concentration that could materially impact the business. Comparatively, two vendors accounted for approximately 100% of the Company’s purchases in the six months ended June 30, 2024, mostly relating to NFC cards.

During the six months ended June 30, 2025 and 2024, the Company used third-party payment service providers, most notably Apple and Google, through which COIN subscription and product payments were processed. Any loss of these providers would have an adverse impact on the Company.

For the six months ended June 30, 2025 and 2024, the Company had no customer concentration. Most of the Company’s sales are made to end customers with immediate payment for purchased goods and services.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with an original maturity date of 90 days or less at the date of purchase as cash and cash equivalents.

Receivables from Payment Processors

Receivables from online payment processors are comprised of cash due from third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. Receivables from payment processors were $306,653, $357,883 and $489,522 as of June 30, 2025, December 31, 2024 and December 31, 2023, respectively. Receivable balances are written off if deemed uncollectible.

Accounts Receivable

The Company's accounts receivables mainly comprised of Google Play Store and Apple App Store receivables as well as partnership and advertiser receivables. The receivables represented payments due for sales through the App stores after the deduction of processing fees, as well as for user engagements through the COIN App. As of June 30, 2025, December 31, 2024 and December 31, 2023, total receivables were $408,001, $633,499 and $979,310, respectively. Receivable balances are written off if deemed uncollectible.

F-8

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Receivable Allowances and Credit Losses

The allowance for credit losses is established based on management’s judgment regarding the potential write-down of payment processor receivables and accounts receivable. In determining the appropriate allowance, management considers historical write-down patterns, the overall level of receivables, and current sales trends. The Company monitors the creditworthiness of all counterparties and recognizes an allowance for credit losses in any period when a loss is deemed probable. The Company recorded an allowance for credit losses of $62,620 as of June 30, 2025 and $78,405 as of December 31, 2024, respectively.

The Company has also granted crypto asset loans to third parties in 2025 and 2024. While these loans are also subject to third party credit risk, the Company has not experienced any losses in the past and assessed the third parties as solvent. Hence no allowances were set up in 2025, 2024 and 2023, respectively.

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, and net realizable value, and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management's forecast of customer demand. Inventory was $232,273 and $248,606 as of June 30, 2025 and December 31, 2024, respectively. The Company did not set up an inventory reserve as of June 30, 2025 and December 31, 2024.

Property and Equipment

Property and equipment are recorded at cost and depreciate over the estimated useful life of the asset (three to five years) using the straight-line method.

Accrued COIN Liability

COIN users can collect in-app coins, which are redeemable for either crypto assets or physical products. The Company sets an internal price for each in-app coin, which is used to determine the USD value for which customers can redeem such coin. Users must reach a threshold of 10,000 in-app coins before being eligible to redeem their collected coins. In-app coins expire if the user account was inactive for six months. The Company records a liability for accrued coins within customer accounts. The accrued COIN liability was $2,564,749 and $2,714,207 as of June 30, 2025 and December 31, 2024, respectively.

Sales Recognition

Sales are recognized in accordance with Accounting Standards Codification 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, sales are recognized when the promised goods and services are provided or shipped to customers. The amount of sales recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services. To achieve this core principle, the Company applies the following five steps: (1) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing sales when or as the Company satisfies a performance obligation.

F-9

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

During the six months ended June 30, 2025, the Company realized net sales of $3,223,909. During this period, COIN subscription sales accounted for 48.4%, in-app engagement sales for 31.3%, while non-fungible tokens, i.e. digital pickaxes, boots and characters, and services accounted for 18.5% of net sales. COIN App related provisions, which were recorded for anticipated user redemptions in exchange for in-app coins, decreased by $149,458.

Additionally, the Company recognized $56,500 (1.8%) in revenue from its service agreement with the Comprehensive Blockchain Initiative Foundation, under which the Company provides blockchain development services. This revenue was settled in non-cash consideration (XL1 tokens) and measured at fair value at the time of the transaction.

During the six months ended June 30, 2024, the Company generated net sales of $4,420,332. During this period, COIN subscription sales accounted for 43.9%, in-app engagement sales for 43.3%, while other products accounted for 12.6% of net sales.

As of June 30, 2025, December 31, 2024 and December 31, 2023, the Company had recognized deferred revenue on its balance sheet of $79,615, $99,270 and $280,796, respectively.

Reporting Segments

The Company reports one segment. For the six months ended June 30, 2025 and 2024, the Company's primary source of revenue was the COIN App. Associated revenues, including subscriptions, product sales, and engagement partnerships are integrally linked to the COIN App and are not managed or assessed as separate business lines. Consequently, further disaggregation of financial information is neither applicable nor utilized in internal decision-making processes. The Company will continue to monitor its operations and assess the need for segment reporting in future periods, particularly in light of potential new revenue sources that may emerge in the future.

Products

Sales of COIN products (e.g. NFCs) and merchandise products were recognized upon shipment, net of an allowance for estimated and actual returns. Subscriptions sales are mostly charged monthly, and in some cases also on an annual and semi-annual basis. Subscription sales are recorded to sales from deferred revenue on a straight-line basis over the subscription term. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is based on management’s judgement using historical experience and expectation of future conditions. As of June 30, 2025 and December 31, 2024, the Company provided for $18,074 and $25,195, respectively, as sales returns allowance.

Mobile Application

The Company operates a self-developed mobile application, COIN, that lets users collect in-app coins when they move and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as the Google Play Store and Apple App Store. Sales from subscriptions are recognized over the subscription term as the service is provided, which is mostly monthly and to a lesser amount annually or semi-annually. The Company defers the recognition of sales for the portion of the service period that the customer has already paid for, but that has not yet lapsed.

The Company records sales generated through COIN on a gross basis as the Company acts as the principal in the mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, tracking the accumulation and payout of in-app coins, maintaining services, and has discretion in setting the price for the services to the customer. These revenues are net payment processor fees and platform/app store fees.

The Company also generates sales from advertising on COIN. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty concerning the number of impressions delivered is resolved at the end of each month, therefore eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

F-10

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For in-app display advertisements, in-app offers, engagement advertisements and other advertisements, sales are generated once the users interact with the offering to a predefined step. The Company has no performance obligations that it needs to fulfill. Either the customer uses the in-app services or not.

XYO Name Service

Revenue from sales of xyoNS usernames was recognized at the time of transaction when control of the service was transferred to the user. The service allows users to register human-readable usernames in place of blockchain wallet addresses within the xyOS ecosystem. Sales are processed through a self-service interface, and due to the digital and non-refundable nature of the product, no allowance for returns was recorded. For the six months ended June 30, 2025, the Company recognized $325 in revenue related to xyoNS name registrations compared to $1,325 during the six months ended June 30, 2024.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses. At times, the Company provides free products to its customers. These free products are recognized in cost of sales.

Research and Development Costs

Research and development costs are expensed as incurred. The Company's research and development (R&D) costs are mainly related to salaries and wages for its employees engaged in R&D activities. These activities involve the XYO Network, including the Layer One blockchain, the Company’s data verification network and the COIN App. The R&D team's contributions include development of the XYO Network's architecture, protocols, and blockchain technology, as well as the COIN App's features, user experience, and gamification elements. The team members have various roles and responsibilities, reflecting their focus on different aspects of the projects. R&D expenses also included stock option expenses of $316,104 and $217,159 during the six months ended June 30, 2025 and 2024, respectively.

Online Advertising Costs

The Company mainly uses online advertising to market its products to customers. The main online advertising platforms that the Company used during the six months ended June 30, 2025 and 2024 were Facebook, Google and TikTok. The costs are expensed as incurred. Online advertising costs were $328,280 and $527,225 during the six months ended June 30, 2025 and 2024, respectively.

Stock Based Compensation

The Company accounts for stock-based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting period of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. Forfeitures of stock options are accounted for as they occur.

F-11

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions, including the risk-free interest rate, the expected volatility in the value of the Company’s common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, the share-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

Risk-free Interest Rate

The risk-free interest rate assumption is based on the zero-coupon U.S. Treasury instruments appropriate for the expected term of the stock option grants.

Expected Volatility

Due to limited historical data, the Company bases its volatility assumption on a combined weighted average derived from a peer group of similar-sized companies in the mobile app and geospatial sectors.

Expected Term

The expected term represents the period that options are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock options awards granted, the expected life is determined using the simplified method, which is an average of the contractual terms of the option and its ordinary vesting period.

Dividend Yield

We have no history or expectation of paying cash dividends on our common stock, hence dividend yield is zero for all periods presented.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company has adopted accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in its financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. The Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities. The years open for tax examinations are 2021 through 2024.

Going Concern

For the six months ended June, 2025, the Company recognized a net loss of $371,057. The Company was unable to cover its operational costs through sales of its products and services. Consequently, further investments will likely be necessary to continue the development of the XYO Network Layer One, realizing the commercial opportunities previously outlined, and to enhance the COIN App as well as to develop new services and applications.

F-12

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company expects that such investment will aim to drive user acquisition, stimulate wider adoption of products and services across both B2B and B2C markets, and ultimately increase revenue streams from the COIN App and associated engagement partners, thereby enabling the Company to achieve operational break-even.

As a result, the Company may continue to incur operating losses in the near term while investing in the development and expansion of its Layer One blockchain and associated ecosystem. To support these efforts, the Company may seek to fund its operations through equity and/or debt financing or other sources, as it deems necessary. Additional capital may not be available on terms favourable to the Company, if at all, including due to general macroeconomic conditions or unforeseen factors. If the Company fails to raise capital or generate liquidity through the sale of its products, services, or token-based infrastructure, it will have a negative impact on its financial condition and its ability to pursue its business strategies.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern from the filing date of this Semi-Semi-Annual Report on Form 1-SA. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard enhances transparency by requiring more detailed disclosures regarding income tax payments and effective tax rate reconciliations. The amendments aim to provide investors and stakeholders with clearer insights into the tax-related aspects of the entity's operations. The guidance is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. Management will apply the new standard with its 2025 annual filing.

In November 2024, the FASB released ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). ASU 2024-03 mandates enhanced disclosure requirements for public business entities, specifically necessitating detailed disaggregation of certain expenses in the financial statement footnotes. The standard aims to enhance financial transparency and comparability among entities. The amendments are effective for Semi-Annual Reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Management assesses the standard’s relevance and will consider the potential advantages of early implementation.

Subsequent events

Management has evaluated events occurring after June 30, 2025, through the date on which these financial statements were available for issuance. The relevant subsequent events identified by management are outlined below.

F-13

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

XYO Layer One Public Launch and Listing Event: On September 16, 2025, the Company conducted the public launch of the proprietary Layer-1 blockchain, "XYO Layer One," and the XL1 token was listed on multiple crypto exchanges. In connection with this launch, an additional 18 billion XL1 tokens were generated by XY Labs, Inc. under the existing service agreement, bringing the total generated supply to 38 billion tokens.

The financial impact of the public listing can be significant, as it established an initial public market value for the XL1 token. Upon listing, the XL1 token began trading on multiple crypto exchanges at an initial price of approximately $0.00079 per token. While this provides a market valuation for the company's holdings, the ultimate financial impact is directly tied to the market price of the XL1 token, which is subject to significant volatility as a newly launched asset. Therefore, while the treasury represents a major potential resource, it is too early to reliably quantify its long-term financial value.

Note 3 – Crypto Assets

The Company utilizes its proprietary utility token, XYO, alongside other third-party crypto assets as an integral part of its business operations. These assets are used to facilitate data verification, secure digital transactions, and maintain liquidity through participation in decentralized finance (DeFi) protocols. The management and accounting of these crypto assets are a key component of the Company’s operational and financial framework.

A significant change in accounting policy affects the comparability of our financial results. Following the adoption of ASU 2023-08 on January 1, 2025, the Company’s crypto asset holdings are accounted for under two different models:

In-Scope Assets at Fair Value:

Third-party crypto assets are measured at fair value, with changes recognized as unrealized gains or losses.

•	Level 1: Assets with active markets, such as ETH and USDC, are measured using quoted prices.

•	Level 3: The Company's holdings of XL1 tokens, which did not have an active market, were measured based on an independent valuation report using significant unobservable inputs.

Out-of-Scope Assets at Cost:

The Company's native XYO tokens are accounted for as indefinite-lived intangible assets at cost, less any impairment. Gains are only recognized upon sale or use.

The financial results for the six months ended June 30, 2025 reflect this new policy, while the comparative period for the six months ended June 30, 2024, was accounted for under the previous cost-less-impairment model for all assets.

Summary of Crypto Asset Activities

The following is a summary of the Company's operational and financial activities involving crypto assets for the six months ended June 30, 2025, and June 30, 2024.

Operational Uses of Crypto Assets

User Redemptions: The Company incurs expenses related to COIN user redemptions paid in crypto assets. For the six months ended June 30, 2025, these expenses totalled $45,005, compared to $118,086 for the same period in 2024.

Payments for Services: Crypto assets are used to pay for various services. For all crypto assets, the expense is recognized at fair value. The total expense recorded was $232,567 for the six months ended June 30, 2025, compared to $429,391 in 2024.

Network Transaction Costs: The Company incurred network transaction fees (i.e., "gas fees") related to its crypto asset activities. For the six months ended June 30, 2025, these costs amounted to $1,484, compared to $5,762 for the same period in 2024.

Treasury, Lending, and Investment Activities

Crypto Purchases and Sales: During the six months ended June 30, 2025, the Company purchased crypto assets for $261,720 and sold crypto assets for $91,720. For the same period in 2024, the Company purchased $556,000 in crypto assets. The Company did not sell any crypto assets during the same time.

Crypto Loans: The Company lends crypto assets, including XYO, ETH, USDC, and USDT, to third-party market makers to enhance market liquidity and trading depth. As of June 30, 2025, the book value of outstanding crypto loans was $157,273, compared to $31,888 as of June 30, 2024. These loans are unsecured, and the Company manages credit risk by engaging with credible counterparties. The Company monitors these loans for impairment; no impairments were recorded during the six-month periods ended June 30, 2025, and 2024.

F-14

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Liquidity Pool Fees: The Company earned $224,641 in crypto asset fees from its participation in decentralized liquidity pools for the six months ended June 30, 2025, compared to $135,543 in 2024. These fees are recognized as income based on the market value of the crypto assets at the time they are withdrawn from the pools.

Strategic Investments: In February 2023, the Company made a strategic investment in Natix GmbH by providing 4,370,629 of its native XYO tokens, which had a zero-dollar cost basis. During the six months ended June 30, 2025, the Company received 108,000,000 Natix tokens with a market value of $71,413 at the time of receipt. This value was recognized as unrealized gains for the period. For comparison, the Company did not receive any Natix tokens during the six months ended June 30, 2024.

Financial Impact of Crypto Asset Holdings

Realized Gains: For the six months ended June 30, 2025, the Company recognized realized gains of $109,450 from the sale or use of its native XYO crypto asset. This compares to realized gains of $402,319 for the same period in 2024, related to the sale and use of various crypto assets recorded as intangible assets in 2024.

Impairment Charges: For the six months ended June 30, 2025, the Company recorded an impairment charge of $107,398 related to its out-of-scope XYO tokens. For the comparative period in 2024, under the prior accounting model, the impairment charge for all crypto assets was $202,409. Impairment is recognized when the fair value of an out-of-scope asset falls below its carrying value, and subsequent reversals are not permitted.

Unrealized Gains and Losses: Following the adoption of ASU 2023-08, for the six months ended June 30, 2025, the Company recorded unrealized gains, net, of $63,105. This amount reflects the change in fair value of its in-scope crypto asset holdings during the period and is not comparable to the 2024 period, as this accounting treatment was not previously applied.

The Company held the following crypto assets

As of June 30, 2025

	Units	Gross Balance	Accumulated impairment charge	Fair Value (1) Net balance (2)
Crypto Assets at Fair Value (ASU 2023-08)
Measured using Level 1 Inputs (Quoted Prices)
ETH (1)	54	131,914	–	131,914
USDC (1)	28,408	28,408	–	28,408
SPARKLET (1)	516,599.86	8,028	–	8,028
BTC (1)	0.06	6,053	-	6,053
USDT (1)	3,893	3,893	–	3,893
Measured using Level 3 Inputs (Unobservable Inputs)
XL1 (1)	9,300,000,000	38,985	–	38,985
Crypto Assets at Cost, Less Impairment (ASC 350)
XYO (2)	599,433,783	$1,708,976	$(576,290)	$1,132,686
		$1,926,258	$(576,290)	$1,349,968

F-15

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024

	Units	Gross balance	Accumulated impairment charge	Net balance
XYO	662,930,279	$1,532,809	$473,938	$1,058,871
ETH	31	103,601	12,654	90,946
SPARKLET	615,391	16,342	–	16,342
BTC	0.06	3,512	112	3,399
USDC	23,656	6,667	–	6,667
SOL	15	177	–	177
USDT	595	169	–	169
		$1,663,276	$486,704	$1,176,571

The Company used published data on CoinCodex to determine the daily prices of the crypto assets it held in 2025 and 2024 to determine impairment expenses as well as to calculate book value of its crypto assets. The Company also uses a software solution to track crypto transactions and uses transaction values as determined at the transaction time and date.

F-16

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Property and Equipment

Property and equipment consisted of the following

	As of
	June 30, 2025	December 31, 2024
Computer equipment	$211,974	$207,178
Office equipment	65,221	65,221
Furniture and fixtures	74,202	74,202
	351,396	346,601
Less accumulated depreciation	(325,193)	(314,379)
Property and equipment, net	$26,203	$32,221

Depreciation expense related to property and equipment was $10,814 and $14,034 during the six months ended June 30, 2025 and 2024, respectively.

Note 5 – Other Current Liabilities

Other current liabilities consisted of the following

	As of
	June 30, 2025	December 31, 2024
Sales returns and allowances	$18,074	$25,195
Accrued COIN liability	2,565,593	2,714,207
Total	$2,583,666	$2,739,402

Note 6 – Stock Based Compensation

In June 2016, the Company adopted the 2016 Equity Incentive Plan (as amended as of the date hereof, the “2016 Equity Incentive Plan”) and authorized the issuance of options for up to 3,025,900 shares of the Company’s Class A Common Stock that may be granted to directors, employees, and key consultants thereunder. In March 2018, the Company approved an amendment to the 2016 Equity Incentive Plan, increasing the aggregate number of shares of Class A Common Stock reserved for issuance thereunder to 25,000,000. In January 2023, the Company approved an amendment to the 2016 Equity Incentive Plan, further increasing the aggregate number of shares of Class A Common Stock reserved for issuance thereunder to 45,000,000, all of which are issuable as stock options. The stock options granted under the 2016 Equity Incentive Plan are exercised at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting monthly for three years. Stock options generally have a term of 10 years.

F-17

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the stock option activity

	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Terms (Years)
Outstanding at December 31, 2023	19,923,838	0.75	6.74
Granted	1,572,500	0.28
Outstanding at December 31, 2024	21,496,338	0.75	6.74
Granted	258,356	2.32
Forfeited	(252,857)	0.71
Outstanding at June 30, 2025	21,501,837	0.74	5.55
Exercisable at June 30, 2025	18,173,648	0.75
Total unvested or expected to vest	3,328,188	0.70

The following table summarizes unvested stock options

	Number of Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2023	4,933,200	0.00 - 5.90
Granted	1,572,500	0.16 - 0.20
Vested	(2,466,338)	0.00 - 0.80
Non-vested at December 31, 2024	4,039,362	0.00 - 5.90
Granted	258,356	0.54 - 0.56
Forfeited	(91,626)	0.66 - 0.80
Vested	(877,904)	0.16 - 0.80
Non-vested at June 30, 2025	3,328,188	0.16 - 0.80

Total stock-based compensation related to the issuance of stock options exercisable for shares of Class A Common Stock was $665,652 and $646,449 during the six months ended June 30, 2025 and 2024, respectively.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options using the Black-Scholes valuation model

	June 30, 2025	December 31, 2024
Stock Option assumptions:
Risk-free interest rate	4.31% - 4.41%	3.67% - 4.08%
Expected volatility of Common Stock	117%	112%
Dividend yield	0%	0%
Expected term (in years)	6.25	6.25

F-18

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - XYO Proxy Token Plan

On July 31, 2018, the Company adopted the 2018 Proxy Token Plan pursuant to which proxy token awards (“Proxy Tokens”) may be authorized and granted to the Company’s executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of the Company’s native XYO Token at the time of vesting, and the Proxy Tokens vest pursuant to a vesting schedule as determined by the Company’s Board of Directors (the “Board”). Payments made in respect of vested Proxy Tokens will be made, as determined by the Board, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens.

The table below shows the Proxy Tokens issued and vested During the six months ended June 30, 2025 and the twelve months ended December 31, 2024

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding at December 31, 2023	262,257,217	$0.0422
Granted	12,000,000	0.0047
Exercised	(6,000,000)	0.0050
Forfeited	(7,420,000)	0.0064
Outstanding at December 31, 2024	260,837,217	$0.0418
Exercised	(5,125,000)	0.0049
Forfeited	(875,000)	0.0055
Outstanding at June 30, 2025	254,837,217	$0.0432
Exercisable at June 30, 2025	195,843,538	$0.0484
Total vested or expected to vest	58,993,679	$0.0260

The Proxy Tokens are tied to an internally developed intangible asset, the XYO Token, and therefore no value has been ascribed to them. As of June 30, 2025 and December 31, 2024, respectively, the Company recognized no provisional liability from the Proxy Token Plan.

Note 8 - XYO Warrants

In 2019, the Company issued XYO Token warrants to consultants. The warrants enable the holders thereof to purchase XYO Tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity, however, as the warrants are tied to an internally developed intangible asset, the XYO Token. Therefore, no value has been ascribed to them. As of June 30, 2025 and December 31, 2024, the Company recognized no provisional liability from the XYO Warrants granted.

The Company had 12 and 9 outstanding warrants for a total of 242,387,376 and 218,387,376 XYO tokens as of June 30, 2025 and December 31, 2024, respectively. The Company did not pay out any XYO Tokens under the XYO warrant plan during the six months ended June 30, 2025. The Company paid out 36,905,433 XYO Tokens under the XYO warrant plan and recorded $24,843 as a related expense during the six months ended June 30, 2024.

Note 9 – XL1 Restricted Token Plan

In March 2025, the Company's Board of Directors adopted the 2025 Token Plan (the "Token Plan"). The Token Plan provides for the grant of Restricted Token Awards from the Company's holdings of XL1 tokens to employees, directors, and key consultants. Participants are made an offer to purchase a specified number of XL1 tokens at a purchase price determined by the Company's Board of Directors.

The plan allows for grants with different vesting conditions. During the period, certain awards were structured to vest immediately upon grant, meaning the employee's right to the tokens was earned on that day. For these immediate-vesting grants, the Company recognized the entire fair value of the award as a compensation expense on the grant date. Other awards are subject to future service conditions, where vesting occurs over a set period. For these grants, the compensation expense is recognized on a straight-line basis over the corresponding service period.

Regardless of their vesting status, all XL1 tokens granted under this plan are subject to transfer restrictions. Notably, tokens that have vested, including those that vested immediately, are subject to a one-year holding period from the date of grant, primarily to comply with securities regulations such as Rule 144. This restricts the holder's ability to sell or transfer the tokens for that period.

The table below summarizes the activity for Restricted XL1 Token Awards under the 2025 Token Plan for the six months ended June 30, 2025:

	Number Tokens	Weighted Average Price
Outstanding at December 31, 2024	-	$–
Granted	9,980,000,000	0.0000028
Outstanding at June 30, 2025	3,780,000,000	$0.0000028
Exercisable at June 30, 2025	6,200,000,000	$0.0000028
Total vested or expected to vest	3,780,000,000	$0.0000028

The fair value of the XL1 tokens granted was determined using a third-party valuation report, as the token did not have an active market during the six months ended June 30, 2025. For the six months ended June 30, 2025, the Company recognized $18,287 in token-based compensation expense related to this plan. The remaining unrecognized compensation cost will be expensed on a straight-line basis over the remaining vesting period of the awards.

Note 10 – Right of use asset and Lease liability

The Company uses Accounting Standards Codification 842 – Leases (“ASC 842”) effective January 1, 2019. The Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether we have the right to control the identified asset.

F-19

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. Right of use assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable.

In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases but rather continued to record rent expense for the six months ended June 30, 2025 and 2024, respectively. The Company was not a party to any lease agreements with a maturity of shorter than one year in the six months ended June 30, 2025 and 2024.

The Company did not extend its lease for its office and warehouse location at 1405 30th St, Suite A, San Diego, California 92154, and the lease ended as of June 30, 2024. Therefore, the Company did not no longer recognize a right to use asset or lease liability in connection to this lease as of June 30, 2024.

Effective July 1, 2024, the Company entered into a new three-year lease agreement expiring June 30, 2027, for office space at 740 13th Street #224, San Diego, California 92101.The lease provides no explicit renewal or extension options.

The lease contains certain variable costs, including common area maintenance (CAM), utilities, insurance, property taxes, and certain capital improvements allocated over the lease term. Variable rent costs were $2,107 and $6,628 in the six months ended June 30, 2025 and 2024, respectively.

As of July 1, 2024, the Company recognized a right-of-use asset and corresponding lease liability of $135,605 in connection with this lease.

Operating lease right of use assets and operating lease liabilities relating to the operating leases reported are as follows

	As of
	June 30, 2025	December 31, 2024
Right of use asset	$90,404	$113,005
Lease liability	$(92,116)	$(113,869)

The weighted average discount rate used to calculate the carrying value of the right of use asset and lease liability for the 740 13th Street #224, San Diego, California 92101 lease was 14.4%, consistent with the Company’s current incremental borrowing rate at lease initiation.

The Company recorded amortization expenses for the right of use asset of $22,600 and $40,570 for six months ended June 30, 2025 and 2024, respectively.

F-20

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following tables shows the maturity structure of the lease liability and present value discount

Year ending December 31,	Amount
2025	$26,357
2026	51,475
2027	31,780
Total Lease Payments	109,612
Less: Present Value Discount	(17,496)
Lease Liability as of June 30, 2025	$92,116

The weighted average remaining lease term was approximately 2.5 years as of June 30, 2025.

Note 11 – Stock Issuance and Stocks Payable

In the years ended December 31, 2019 and 2018, the Company received proceeds from the sale of certain shares of its Class A Common Stock. For some of these sales, the Company did not receive the necessary paperwork from the stock purchasers and had in turn not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,391,760 and $1,391,760 in shares of Class A Common Stock payable as an obligation on the consolidated balance sheets as of June 30, 2025 and December 31, 2024, respectively. No additional shares of Class A Common Stock have been converted from stock payable to additional paid in capital during the six months ended June 30, 2025.

Note 12 – Notes Payable

Disaster Loan – In April 2020, the Company received an Economic Injury Disaster Loan (“EIDL”) and an Emergency Grant from the Small Business Administration authorized under the Coronavirus Aid, Relief, and Economic Security Act. The Company received funds in the amount of $498,281 in April 2020. EIDL proceeds may be used to cover a wide array of working capital and normal operating expenses, such as continuation to health care benefits, rent, utilities, and fixed debt payments. As of June 30, 2025 and December 31, 2024, the Company had $468,754 and $475,321 outstanding on the EIDL loan, respectively. The EIDL accrues interest at 3.75% per annum and matures 30 years after the grant date with interest payments starting twelve months after the issuance date of the EIDL. The Company recognized interest expense related to the EIDL of $8,054 and $9,049 for the six months ended June 30, 2025 and 2024, respectively.

The following table shows the maturity for the next five years and thereafter

Year ending December 31,	Amount
2025	$5,930
2026	12,308
2027	12,924
2028	13,563
2029	14,227
Thereafter	409,801
$468,754

Note 13 – Litigation

As of June 30, 2025 and December 31, 2024, the Company had not accounted for any litigation provisions.

F-21

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Stockholders’ Deficit

Stockholders’ Deficit

The Company has authorized the issuance of 160,000,000 shares of capital stock, consisting of 90,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

Under GAAP, shares payable represents a liability recorded when a company has received cash proceeds from the sale of equity securities but has not yet issued the corresponding shares due to incomplete documentation or registration requirements from the purchasers. The Company did not convert any shares payable to equity during the six months ended June 30, 2025 and 2024, respectively.

Public Offering

The Company did not sell any shares of Class A Common Stock during the six months ended June 30, 2025 and 2024.

Note 15 – Related Party Transactions

Share Swap

In January 2025, Markus Levin completed a share swap transaction with a third party for a portion of his shares of Class A Common Stock of XY Labs and the Class A Common Stock. In connection with such transaction, XY Labs made certain customary representations to the counterparty regarding XY Labs.

Comprehensive Blockchain Initiative Foundation

The Company has a service agreement with the Comprehensive Blockchain Initiative Foundation (the "Foundation"), a non-profit, Private Interest Foundation established in Panama to support the XYO Layer One ecosystem. Due to the significant operational and strategic importance of this agreement to both the Company's new business line and the Foundation's mission, transactions between the parties are disclosed in this note for transparency.

Under the service agreement, the Company provides blockchain development services. For the six months ended June 30, 2025, the Company recognized $56,500 in revenue from services provided to the Foundation. This revenue was settled entirely through non-cash consideration in the form of XL1 tokens, which was measured at fair value at the time of the transaction. As of June 30, 2025, there were no outstanding balances due from or to the Foundation.

F-22

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Income Taxes

Income Tax expenses are calculated as follows

	As of
	June 30, 2025	December 31, 2024
Current
Federal	$–	$(8,816)
State	1,255	20,538
	$1,255	$11,722
Deferred
Federal	$(198,703)	$715,192
State	(4,343)	27,405
Change in valuation allowance	203,046	(742,597)
	$–	$–
Income tax expense	$1,255	$11,723

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows

	As of
	June 30, 2025	June 30, 2024
Federal income tax expense at statutory rate	$(78,369)	$(127,048)
State income tax (net of federal benefit)	(3,351)	30,247
Permanent differences	23,120	403,495
Effect of federal research credits	–	–
True-up	–	–
Deferred adjustment	(143,190)	735
Change in valuation allowance	203,046	(297,633)
Total	$1,255	$9,798

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following

	As of
	June 30, 2025	December 31, 2024
Deferred Tax Assets/(Liabilities)
Share-Based Compensation	$1,512,684	$1,391,941
Capitalized Research & Development Expenses	(0)	1,131,838
Other Timing Differences	254,873	(39,271)
Net Operating Loss Carryforwards	2,827,295	1,907,297
Tax Credit Carryforwards	509,408	509,408
Total deferred assets	5,104,260	4,901,214
Less valuation allowance	(5,104,260)	(4,901,214)
Total	$–	$–

As of June 30, 2025, the Company had net operating loss carryforwards for income tax purposes of approximately $8.71 Million, which can be carried forward indefinitely. State net operating loss carryforwards of approximately $1.0 million expire between the years 2037-2045.

F-23

XY Labs, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period more than 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2025 and December 31, 2024, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s consolidated statements of operations.

F-24

Item 4. EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the Preliminary Offering Circular filed by the Company on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company, dated November 2, 2018 (previously filed as Exhibit 2.2 to the Form 1-A filed by the Company on December 10, 2018)

2.3	Certificate of Amendment of Certificate of Incorporation of the Company, dated May 3, 2021 (previously filed as Exhibit 2.3 to the Form 1-SA filed by the Company on September 28, 2021)

2.4	Certificate of Amendment to Certificate of Incorporation of the Company, dated January 18, 2023 (previously filed as Exhibit 2.1 to the Current Report on Form 1-U filed by the Company on February 6, 2023)

2.5	Amended and Restated Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.5 to the Form 1-SA filed by the Company on September 30, 2024)

6.1	2016 Equity Incentive Plan, as amended (previously filed as Exhibit 6.1 to the Form 1-SA filed by the Company on September 30, 2024))

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY Labs, Inc.

By:	/s/ Arie Trouw

Name:	Arie Trouw

Title:	Chairman and Chief Executive Officer

Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw	Chairman and Chief Executive Officer (Principal executive officer and principal financial officer)
Arie Trouw		September 29, 2025

/s/ Jordan Trouw	Director	September 29, 2025
Jordan Trouw

/s/ Gilbert Trill	Director	September 29, 2025
Gilbert Trill